Exhibit 20

SEQUA NEWS RELEASE

Contact:  Linda G. Kyriakou

At Annual Stockholder Meeting, Sequa Estimates First Quarter Results

New York, May 8 – Sequa Corporation (NYSE; SQAA), at its annual meeting here today, announced that, due to the continuing downturn in the airline industry, it expects to post a first-quarter loss approximately equal to the 35 cents per share loss recorded in last year’s first quarter.  Results for the first quarter ended March 31, 2003 will be available next week.

            In his address to stockholders at the annual meeting, Norman E. Alexander, Sequa’s chairman and chief executive officer, said, “Business conditions have improved for a number of our operations and they are moving solidly ahead.  Meanwhile, our largest operating unit, Chromalloy Gas Turbine, continues to combat the turmoil that has affected the airline industry for the past year and a half.”

            The ongoing downturn in demand for engine component repair services continued to undercut profits at Chromalloy in the first quarter of 2003, and the company has increased inventory reserves to reflect reduced demand.  The effect on overall results of the decline at Chromalloy was mitigated by improvement at other Sequa businesses, including two large operations, Warwick International and Precoat Metals – both of which are expected to post higher operating income for the first quarter.

            In other comments at the meeting, Alexander told stockholders that Chromalloy is expanding its participation in the $8 billion industrial turbine market through a newly formed global repair partnership with industrial turbine manufacturer, Siemens.  He referred to a previously announced agreement to sell the company’s military propulsion operation, ARC Propulsion, for $133 million and noted that the transaction is slated to close in late summer.  Calling 2003 “another challenging year” for Sequa Corporation, Alexander expressed confidence in the company’s ability to achieve its long-term objectives.

In voting at the meeting, stockholders elected 11 directors and ratified the appointment of Ernst & Young LLP as independent auditors for fiscal 2003.

5/8/03

Note:  This press release may include forward-looking statements that are subject to risks and uncertainties.  A number of factors, including political, currency, regulatory and competitive and technological developments, could result in material differences between actual results and those outlined in any forward looking statements.  For additional information, see the comments included in Sequa=s filings with the Securities and Exchange Commission.